Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 25 DATED FEBRUARY 13, 2014
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated May 1, 2013, Supplement No. 21 dated January 10, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 22 dated January 28, 2014, Supplement No. 23 dated February 3, 2014 and Supplement No. 24 dated February 10, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.;
(2)	an indirect change of control for our advisor, dealer manager, property manager and sponsor;
(3)	the transfer of ownership of certain shares of our outstanding common stock held by CREInvestments, LLC to ARC Properties Operating Partnership, L.P.;
(4)	updates to our risk factors;
(5)	updates to our management; and
(6)	updates to our conflicts of interest.
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. We are offering up to 290,000,000 shares in a primary offering and up to approximately 7,894,736 shares pursuant to our distribution reinvestment plan. As of February 12, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 263.0 million shares of our common stock in our offering, resulting in gross proceeds to us of approximately $2,622.9 million, consisting of approximately 258.7 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $2,582.3 million, and approximately 4.3 million shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $40.6 million.
We previously disclosed that our board of directors has approved closing the primary portion of our offering on February 28, 2014, unless all shares being offered have been sold prior to that date, in which case the offering will be terminated. If all of the shares we are offering have not been sold by February 28, 2014, our board of directors may extend the primary offering as permitted under applicable law. Subject to availability of shares, our general policy is to accept subscription agreements for our primary offering if they are signed and dated by the investor on or before February 28, 2014 and are received in good order and fully funded no later than the close of business on April 30, 2014.
We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering.
The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Indirect Change of Control for Our Advisor, Dealer Manager, Property Manager and Sponsor
The prospectus is hereby supplemented to include the following information regarding the ownership of our external advisor, dealer manager, property manager and sponsor. All applicable references in the prospectus are hereby supplemented and revised accordingly.
On February 7, 2014, American Realty Capital Properties, Inc. (ARCP) acquired Cole Real Estate Investments, Inc. (Cole) pursuant to a transaction whereby Cole merged with and into Clark Acquisition, LLC, a wholly owned subsidiary of ARCP (Merger Sub), with Merger Sub surviving as a wholly owned subsidiary of ARCP (the ARCP Merger). ARCP is a self-managed publicly traded Maryland corporation listed on The NASDAQ Global Select Market, focused on acquiring and owning single tenant freestanding commercial properties subject to net leases with high credit quality tenants.
As a result of the ARCP Merger, ARCP indirectly owns and/or controls our external advisor, Cole REIT Advisors IV, LLC (CR IV Advisors), our dealer manager, Cole Capital Corporation, our property manager, CREI Advisors, LLC (CREI Advisors), and our sponsor, Cole Capital™. Despite the indirect change of control for our advisor, dealer manager, property manager and sponsor, we expect that the advisory, dealer manager, property management and sponsor services we receive will continue without any changes in personnel, except as noted below, or service procedures.

Transfer of Ownership of Certain Shares of Our Outstanding Common Stock Held by CREInvestments, LLC to ARC Properties Operating Partnership, L.P.
The prospectus is hereby supplemented to include the following information regarding the transfer of the ownership of certain shares of our outstanding common stock held by CREInvestments, LLC to ARC Properties Operating Partnership, L.P. The “Prospectus Summary — Conflicts of Interest” section beginning on page 16 of the prospectus, the “Description of Shares — Formation Transaction” section on page 137 of the prospectus and all other applicable references in the prospectus are hereby supplemented and revised accordingly.
Prior to February 7, 2014, CREInvestments, LLC (CREI) owned 20,000 shares of our common stock. On February 7, 2014, the ownership of such shares was transferred to ARC Properties Operating Partnership, L.P. (ARCP OP). Pursuant to our charter, ARCP OP is prohibited from selling these 20,000 shares of our common stock for so long as Cole Capital remains our sponsor; provided, however, that ARCP OP may transfer ownership of all or a portion of these 20,000 shares of our common stock to other affiliates of our sponsor.
Risk Factors
The “Risk Factors — Risks Related to Conflicts of Interest” section beginning on page 32 of the prospectus and all similar discussions appearing throughout the prospectus are supplemented with the following information.
Our officers face conflicts of interest related to the positions they hold with affiliated and unaffiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns to you.
Each of our executive officers, including Nicholas S. Schorsch, who also serves as the chairman of our board of directors, also is an officer and/or director of ARCP, other real estate programs sponsored by Cole Capital and/or one or more entities affiliated with our advisor. In addition, Mr. Schorsch has a significant financial interest in the American Realty Capital group of companies, which sponsors non-traded REITs, several of which have investment objectives, targeted assets, and legal and financial obligations similar to ours. As a result, these individuals have fiduciary duties to us and our stockholders, as well as to these other entities and their stockholders, members and limited partners, in addition to business interests in other entities. These fiduciary and other duties to such other entities and persons may create conflicts with the fiduciary duties that they owe to us and our stockholders. There is a risk that their loyalties to these other entities could result in actions or inactions that are adverse to our business and violate their fiduciary duties to us and our stockholders, which could harm the implementation of our investment strategy and our investment and leasing opportunities. Conflicts with our business and interests are most likely to arise from involvement in activities related to (i) allocation of new investments and management time and services between us and the other entities, (ii) our purchase of properties from, or sale of properties to, affiliated entities, (iii) the timing and terms of the investment in or sale of an asset, (iv) development of our properties by affiliates, (v) investments with affiliates of our advisor, (vi) compensation to our advisor and its affiliates, and (vii) our relationship with, and compensation to, our dealer manager. If we do not successfully implement our investment strategy, we may be unable to maintain or increase the value of our assets and our operating cash flows and ability to pay distributions could be adversely affected. Even if these persons do not violate their fiduciary duties to us and our stockholders, they will have competing demands on their time and resources and may have conflicts of interest in allocating their time and resources between our business and these other entities. Should such persons devote insufficient time or resources to our business, returns on our investments may suffer.
Our chairman of the board of directors, chief executive officer and president also serves as the executive chairman of the board of directors of RCS Capital Corporation, a public holding company that operates a broker-dealer that distributes financial products in competition with our dealer manager as well as an investment banking and capital markets business, a transaction management services provider and a transfer agent, and in various executive and/or board positions with entities that are part of the American Realty Capital group of companies, which sponsors non-traded REITs, that may have investment objectives, targeted assets, and legal and financial obligations similar to ours.
Mr. Schorsch, our chairman of the board of directors, chief executive officer and president, also serves as the executive chairman of the board of directors of RCS Capital Corporation and in various executive and/or board positions with entities that are part of the American Realty Capital group of companies. RCS Capital Corporation is a public holding company that operates a broker-dealer that serves as the dealer manager for several REITs that have investment objectives, targeted assets, and legal and financial obligations similar to ours, including REITs sponsored by the American Realty Capital group of companies. RCS Capital Corporation therefore distributes financial products in competition with our dealer manager. There is a risk that Mr. Schorsch’s loyalties to RCS Capital Corporation could conflict with the fiduciary duties he owes to us and could result in actions or inactions that are adverse to our business and hinder our dealer manager’s and our ability to raise sufficient capital from this offering to invest in a diverse portfolio of real estate and real estate-related investments. If we are unable to raise substantial proceeds from this offering, we will make fewer investments, resulting in less diversification in terms of the number of investments owned, the geographic regions in which our investments are located and the types of investments that we make. In addition, our fixed operating expenses, as a percentage of gross income, would be higher, and our financial condition and ability to pay distributions could be adversely affected if we are unable to raise substantial funds in this offering and invest in a diverse portfolio of real estate and real estate-related investments.
Management
The “Management — Executive Officers and Directors” section beginning on page 66 of the prospectus and all similar discussions appearing throughout the prospectus are supplemented with the following information.
In connection with the ARCP Merger, on February 7, 2014, Christopher H. Cole, our former chairman of the board of directors, chief executive officer and president, and Marc T. Nemer, the former chief executive officer of our external advisor, stepped down from their positions with us and with Cole and its affiliates immediately prior to the consummation of the ARCP Merger.
On February 7, 2014, Nicholas S. Schorsch, was appointed to our board of directors, and as our chairman of the board of directors, chief executive officer and president, by the unanimous approval of our directors. On such date, Mr. Schorsch was also appointed as the chief executive officer of our external advisor. Below is certain information about Mr. Schorsch’s background.
Nicholas S. Schorsch, 52, has served as our chairman, chief executive officer and president since February 2014. He has served as chief executive officer of our advisor since February 2014. In addition, Mr. Schorsch serves in the following positions for certain other programs sponsored by Cole Capital and certain affiliates of Cole Capital:

Entity	Position(s)	Dates
CCPT I, CCIT, Cole Income NAV Strategy, Cole Office & Industrial REIT (CCIT II), Inc. (CCIT II), Cole Credit Property Trust V, Inc. (CCPT V). . . . . . . . . . . . . .	Chairman, chief executive officer and president	February 2014 — Present
Cole REIT Advisors, LLC (CCPT I Advisors), Cole REIT Advisors III, LLC (CCPT III Advisors), Cole Corporate Income Advisors, LLC (CCI Advisors),
Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC (Cole Income NAV Strategy Advisors),
Cole Corporate Income Advisors II, LLC (CCIT II
Advisors), Cole REIT Advisors V, LLC (CCPT V Advisors), Cole Realty Advisors, Inc. (Cole Realty Advisors), CREI Advisors, Cole Capital Partners, LLC (Cole Capital Partners), Cole Capital Advisors . . . . . . .
	Chief executive officer	February 2014 — Present
Cole Capital Corporation . . . . . . . . . . . . . . . . . . . . . . . .	Director	February 2014 — Present
Mr. Schorsch also served as chairman of the board of directors of American Realty Capital Trust, Inc. (ARCT) from August 2007 until the close of ARCT’s merger with Realty Income Corporation in January 2013 and, until March 2012, the chief executive officer of ARCT, the ARCT advisor and the ARCT property manager since their formation in August 2007. Mr. Schorsch has served as chairman of American Realty Capital New York Recovery REIT, Inc. (NYRR) and the chief executive officer of NYRR, the NYRR property manager and the NYRR advisor since their formation in October 2009. Mr. Schorsch has served as the chief executive officer of the Phillips Edison - ARC Shopping Center REIT Inc. advisor since its formation in December 2009. Mr. Schorsch has been the chairman of American Realty Capital - Retail Centers of America, Inc. (ARC RCA) and the chief executive officer of ARC RCA and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively. Mr. Schorsch has been the chairman and the chief executive officer of American Realty Capital Healthcare Trust, Inc. (ARC HT), the ARC HT advisor and the ARC HT property manager since their formation in August 2010. Mr. Schorsch has been chairman and the chief executive officer of Business Development Corporation of America since its formation in May 2010. Mr. Schorsch has been the chairman of American Realty Capital Daily Net Asset Value Trust, Inc. (ARC DNAV) and chief executive officer of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010. Mr. Schorsch also has been the chairman of ARCP and chief executive officer of ARCP and the ARCP manager since their formation in December 2010 and November 2010, respectively. Mr. Schorsch served as chairman of American Realty Capital Trust III, Inc. (ARCT III) and chief executive officer of ARCT III, the ARCT III advisor and the ARCT III property manager from their formation in October 2010 until the close of ARCT III’s merger with ARCP in February 2013. Mr. Schorsch has been the chairman of American Realty Capital Global Trust, Inc. (ARC Global) and chief executive officer of ARC Global, the ARC Global advisor and the ARC Global property manager since their formation in July 2011, July 2011 and January 2012, respectively. He also served as chairman of American Realty Capital Trust IV, Inc. (ARCT IV) and the chief executive officer of ARCT IV, the ARCT IV advisor and the ARCT IV property manager from their formation in February 2012 until the close of ARCT IV’s merger with ARCP in January 2014. Mr. Schorsch also has served as the chairman of the board of directors of American Realty Capital Healthcare Trust II, Inc. (ARC HT II) since its formation in

October 2012. Mr. Schorsch has served as the chairman of the board of directors and chief executive officer of ARC Realty Finance Trust, Inc. (ARC RFT) since its formation in November 2012 and as chief executive officer of the ARC RFT advisor since its formation in November 2012. Mr. Schorsch has served as chairman of the board of directors of American Realty Capital Trust V, Inc. (ARCT V) and as chief executive officer of ARCT V, the ARCT V advisor and the ARCT V property manager since their inception in January 2013. Mr. Schorsch has served as chief executive officer of the Phillips Edison - ARC Grocery Center REIT II, Inc. advisor since July 2013. Mr. Schorsch has served as chairman of the board of directors of American Realty Capital Hospitality Trust, Inc. (ARC HOST) since August 2013 and as a member of the board of managers of the ARC HOST sub-property manager since August 2013. Mr. Schorsch has served as a director of American Energy Capital Partners, LP’s general partner since its formation in October 2013. Mr. Schorsch has served as executive chairman of the board of directors of RCS Capital Corporation since February 2013. From September 2006 to July 2007, Mr. Schorsch was chief executive officer of American Realty Capital, a real estate investment firm. Mr. Schorsch founded and formerly served as president, chief executive officer and vice chairman of American Financial Realty Trust (AFRT) from its inception as a REIT in September 2002 until August 2006. AFRT was a publicly traded REIT (which was listed on the NYSE within one year of its inception) that invested exclusively in offices, operation centers, bank branches, and other operating real estate assets that are net leased to tenants in the financial services industry, such as banks and insurance companies. Through American Financial Resource Group (AFRG) and its successor corporation, AFRT, Mr. Schorsch executed in excess of 1,000 acquisitions, both in acquiring businesses and real estate property with transactional value of approximately $5 billion, while also operating offices in Europe that focused on sale and leaseback and other property transactions in Spain, France, Germany, Finland, Norway and the United Kingdom. In 2003, Mr. Schorsch received an Entrepreneur of the Year award from Ernst & Young. From 1995 to September 2002, Mr. Schorsch served as chief executive officer and president of AFRG, AFRT’s predecessor, a private equity firm founded for the purpose of acquiring operating companies and other assets in a number of industries. Prior to AFRG, Mr. Schorsch served as president of a non-ferrous metal product manufacturing business, Thermal Reduction. He successfully built the business through mergers and acquisitions and ultimately sold his interests to Corrpro (NYSE) in 1994.
The following information supersedes and replaces the table of officers and key personnel of our advisor or certain affiliates on page 71 of the prospectus.

Name	Age*	Position(s)
Nicholas S. Schorsch	52	Chief Executive Officer
David S. Kay	47	President
D. Kirk McAllaster, Jr.	47	Executive Vice President and Chief Financial Officer
John M. Pons	50	Executive Vice President, Secretary and General Counsel — Real Estate
Thomas W. Roberts	55	Executive Vice President and Head of Real Estate Investments
Kimberly J. Smith	51	Executive Vice President and General Counsel
* As of February 13, 2014.
The “Management — The Advisor” section beginning on page 71 of the prospectus is supplemented with the following information.
David S. Kay has served as president of our advisor since February 2014. In this role, he oversees day-to-day operations across the advisor’s business, including real estate investments, real estate operations and capital markets. In addition, Mr. Kay serves in the following positions for certain other programs sponsored by Cole Capital and certain affiliates of Cole Capital:

Entity	Position(s)	Dates
CCPT I Advisors, CCPT III Advisors, CCI Advisors, Cole Income NAV Strategy Advisors, CCIT II Advisors, CCPT V Advisors, Cole Realty Advisors, CREI Advisors, Cole Capital Partners, Cole Capital Advisors . . .
	President	February 2014 — Present

Mr. Kay has served as president of ARCP since December 2013. From August 2011 to December 2013, Mr. Kay served as chief investment officer and chief financial officer of Capital Automotive Real Estate Services, Inc. (Capital Automotive), a specialty finance company for automotive retail real estate, whose predecessor, Capital Automotive REIT, Mr. Kay co-founded in October 1997. As chief financial officer, Mr. Kay directed Capital Automotive’s initial public offering in 1998, raising $370 million, and completed nearly $3 billion of real estate acquisitions in the following seven years. In December 2005, Mr. Kay led Capital Automotive through a nearly $4 billion privatization transaction. In 2011 and 2009, Mr. Kay oversaw two recapitalizations totaling $3.7 billion of Capital Automotive’s debt. Prior to forming Capital Automotive REIT, Mr. Kay was employed by the public accounting firm of Arthur Andersen LLP from May 1989 to October 1997. While at Arthur Andersen LLP, Mr. Kay provided clients with consultation regarding mergers and acquisitions, business planning and strategy, and equity financing. He also has extensive experience in capital formation, roll-up transactions, and public offerings. Mr. Kay has been a member of the board of directors of Summit Hotel Properties, Inc. (NYSE: INN), a premium-branded limited-service and select-service hotel investment company, since February 2011. Mr. Kay received a B.B.A. in 1989 from James Madison University where he is currently a member of the Executive Advisory Board of the Business School and a member of the Board of the Center for Entrepreneurship. He is also active in many charitable foundations and organizations.
The prospectus is hereby supplemented by deleting in their entirety the brief descriptions for Jeffrey C. Holland, Chong P. Huan, Stephan Keller and David J. Lynn in the “Management — The Advisor” section beginning on page 71 of the prospectus.
Updates to Conflicts of Interest
The “Conflicts of Interest — Interests in Other Real Estate Programs and Other Concurrent Offerings” section beginning on page 86 of the prospectus and all similar discussions appearing throughout the prospectus are supplemented with the following information.
Mr. Schorsch, our chairman of the board of directors, chief executive officer and president, has a significant financial interest in the American Realty Capital group of companies, which sponsors REITs that have investment objectives, targeted assets, and legal and financial obligations similar to ours, and is the chairman and chief executive officer of ARCP, which also has investment objectives, targeted assets, and legal and financial obligations similar to ours. ARCP and the REITs sponsored by the American Realty Capital group of companies, whether or not existing as of the date of this prospectus, could compete with us in the purchase, sale or operation of our assets. There is a risk that Mr. Schorsch’s loyalties to these other programs could conflict with the fiduciary duties he owes to us and could result in actions or inactions that are adverse to our business, which could harm the implementation of our investment strategy and our investment and leasing opportunities. For example, conflicts with our business and interests may arise from involvement in activities related to the allocation of new investments between us and these other programs. In addition, Mr. Schorsch will have competing demands on his time and resources and may have conflicts of interest in allocating his time and resources between our business and these other entities.
The “Conflicts of Interest — Affiliated Dealer Manager” section on page 89 of the prospectus and all similar discussions appearing throughout the prospectus are supplemented with the following information.
Mr. Schorsch, our chairman of the board of directors, chief executive officer and president, also serves as the executive chairman of the board of directors of RCS Capital Corporation and in various executive and/or board positions with entities that are part of the American Realty Capital group of companies. RCS Capital Corporation is a public holding company that operates a broker-dealer that serves as the dealer manager for several REITs that have investment objectives, targeted assets, and legal and financial obligations similar to ours, including REITs sponsored by the American Realty Capital group of companies. RCS Capital Corporation therefore distributes financial products in competition with Cole Capital Corporation. There is a risk that Mr. Schorsch’s loyalties to RCS Capital Corporation could conflict with the fiduciary duties he owes to us and could result in actions or inactions that are adverse to our business and hinder our dealer manager’s and our ability to raise sufficient capital from this offering to invest in a diverse portfolio of real estate and real estate-related investments. If we are unable to raise substantial proceeds from this offering, we will make fewer investments, resulting in less diversification in terms of the number of investments owned, the geographic regions in which our investments are located and the types of investments that we make.

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CCPT 4-SUP-25B